

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 8, 2006

Mr. Mr. David A. Dyck
Chief Financial Officer
Western Oil Sands Inc.
2400 Ernst & Young Tower
440 – 2nd Avenue S.W.
Calgary, Alberta CANADA T2P 5E9

       Re: **Western Oil Sands Inc.**
                  Form 40-F for Fiscal Year Ended December 31, 2005
                  Filed March 29, 2006
                  File No. 333-90736

Dear Mr. Dyck:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Mr. David A. Dyck
Western Oil Sands Inc.
August 8, 2006
page 2

Form 40-F for the Fiscal Year Ended December 31, 2005

Exhibit 2

1.   Please include a signed copy of your independent auditors' report in an amended
        filing.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 21 – United States Accounting Principles and Reporting

Consolidated Balance Sheets

2.   We note that you have reported the differences related to your property, plant and
        equipment on a net basis. Present these adjustments on a gross basis with
        separate disclosure of the amounts of accumulated depreciation and amortization.

Exhibits 4 and 5

3.   Revise these certifications in an amended filing to conform the title and wording
        exactly as set forth in General Instruction B(6)(a) of Form 40-F.

Engineering Comments

General

4.   Supplementally provide the GLJ Petroleum Consultants Report as referenced on
        page nine and the Norwest Corporation report as referenced on page 19.

Reserves, Resources, and Land page 9

5.   You state that GLJ Petroleum Consultants prepared a report as of February 13,
        2006 which indicated lease 13 contained 1.6 billion barrels of oil. Please note
        that Regulation S-X, Rule 4-10(a)(1)(ii) clearly states that: "Oil and gas
        producing activities do not include the extraction of hydrocarbons from shale, tar
        sands, or coal". Oil derived from the processing of mined bitumen or tar sands
        cannot be included in petroleum reserves as shown in your filing. Using industry
        Guide 7, please re-state the mined bitumen or tar sands reserves for the Athabasca
        Oil Sands Project.

6.   Disclose the price forecast you used to estimate your tar sands reserves. Please note that Industry Guide 7 states reserves are that part of a mineral deposit, which can be economically and legally extracted at the time of the reserve determination. The staff recognizes that commodity prices can be very volatile, and consequently has allowed some leeway in the prices used in reserve estimates, as long as the prices are based on the historic three-year average price.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
You may contact Gary Newberry at (202) 551-3761 you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler,

Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief